



04016327

So 3-17-04

SECURITı ⎯⎯⎯⎯⎯ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **1st Bridgehouse Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

800 Sawyer Bend Court, Suite 100
(No. and Street)

Franklin	**TN**	**37069**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L. Rainey Gray   **(615) 373-9195**
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749	**Nashville**	**TN**	**37215**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __L. Rainey Gray_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __1st Bridgehouse Securities, LLC_____ , as of __December 31_____ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__Not applicable_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public *Elizabeth C. Giles*
notary expires July 30, 2005

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST BRIDGEHOUSE SECURITIES, LLC
Financial Statements

December 31, 2003

Table of Contents



PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditors' Report

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

We have audited the accompanying statement of financial condition of 1st BridgeHouse Securities, LLC as of December 31, 2003, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
Nashville, Tennessee
February 24, 2004

PRICE CPAs, PLLC

3813 Cleghorn Avenue	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

CURRENT ASSETS

Cash	$	6,753
Total Current Assets	$	6,753

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	-
Total Current Liabilities		-
MEMBERS' EQUITY		6,753
Total Liabilities and Members' Equity	$	6,753

See Independent Auditors' Report and Notes to the Financial Statements

REIMBURSED EXPENSES	$	2,038

EXPENSES

Regulatory Fees		5,282
Professional Fees		1,534
Licenses and Permits		370
Insurance		494
Franchise and Excise Tax		800
Office Expense		40
Total Expenses		8,520
NET LOSS	$	(6,482)

See Independent Auditors' Report and Notes to the Financial Statements

1st BRIDGEHOUSE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

Members' Equity - Beginning of Year	$	12,235
Net Loss		(6,482)
Member Contributions		1,000
Members' Equity - End of Year	$	6,753

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Reimbursed Expenses	$	2,038
Cash Paid to Suppliers		(8,570)
Net Cash Used by Operating Activities		(6,532)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions from Members	1,000
Net Cash Provided by Financing Activities	1,000

Net Decrease in Cash and Cash Equivalents	(5,532)
Cash and Cash Equivalents, Beginning of Year	12,285
Cash and Cash Equivalents, End of Year	$ 6,753

Reconciliation of Net Loss to Net Cash
Used by Operating Activities

Net Loss	$	(6,482)

Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities

Decrease in Accounts Payable	(50)
Total Adjustments	(50)

Net Cash Used by Operating Activities	$	(6,532)

See Independent Auditors' Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Notes to Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a broker dealer offering products in annuities and mutual funds to banks, brokerage firms and other similar entities. The Company was formed in 1998 as a Tennessee Limited Liability Company. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Income Taxes

As a limited liability company, the Company passes through items of income and deductions to the individual members each year as earned or incurred. Thus, the LLC pays no federal income taxes.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rate of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2003.

At December 31, 2003, the Company had excess net capital of $1,572.

Note 3 – Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.



Independent Auditors' Report on Accompanying Information

L. Rainey Gray
1ˢᵗ BridgeHouse Securities, LLC .
Franklin, Tennessee

Our report on our audit of the basic financial documents of 1ˢᵗ BridgeHouse Securities, LLC for the period ended December 31, 2003, appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs, PLLC
Certified Public Accountants
February 24, 2004

PRICE CPAs, PLLC

3813 Cleghorn Avenue	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c 3-1
December 31, 2003

	Per Audit Report	Per Client Focus Report	Differences
Ownership Equity	$ 6,753	$ 6,572	$ 181
Less: Non Allowable Assets	(181)	-	(181)
Net Capital Before Haircuts	6,572	6,572	-
Haircuts on Securities	-	-	-
Undue Concentrations	-	-	-
Minimum Net Capital Requirement	(5,000)	(5,000)	-
Net Excess Capital	$ 1,572	$ 1,572	$ -

1ST BRIDGEHOUSE SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2003

Not Applicable

1ST BRIDGEHOUSE SECURITIES, LLC
Material Inadequacies Found to Exist or Found to
Have Existed Since the Date of the Previous Audit
December 31, 2003

None



PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

**Supplemental Report of Independent Auditors
on Internal Control Structure**

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements of 1st BridgeHouse Securities, LLC (the "Company") for the period ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3813 Cleghorn Avenue	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] CPA's

Nashville, Tennessee
February 24, 2004